EXHIBIT 95

MINE SAFETY DISCLOSURES

During the period covered by this quarterly report, the Mine Safety and Health Administration (“MSHA”) assessed a civil penalty of $114 for a citation related to work performed by our subsidiary Southern Industrial Constructors, Inc. (“SIC”) at the 3M Pittsboro Mine in Moncure, NC. SIC has no other disclosures to report under section 1503 for the period covered by this quarterly report.

During this same reporting period, MSHA assessed a civil penalty of $108 for a citation related to work performed by our subsidiary Contra Costa Electric, Inc. (“CCEI”) at the U.S. Borax Boron Operations in Boron, CA. CCEI has no other disclosures to report under section 1503 for the period covered by this quarterly report.